LUNNY MACINNES

Via EDGAR

January 13, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail stop 3010

Attention:	Mr. Mark Rapik, Division of Corporation Finance

Dear Mr. Rapik:

Re:	TechMedia Advertising, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed December 15, 2010
File No. 0-52945

We are counsel for the above-referenced Company and are writing in response to the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated December 15, 2010 (the “SEC Letter”), which was received by the Company on January 7, 2011.

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments.

Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.
The Staff comment has been noted and we advise that during management’s preparation of information for the Company’s fiscal year ended July 31, 2010, management became aware that the value of $2.22 for stock options granted to employees and non-employees, which was the market price for freely tradable shares on the OTCBB at the time of the grant, may not have been the best indicator of fair value for the stock options due to the following: (i) there were significant private placements for restricted shares relative to the size of the Company prior to and near the time the stock options were granted, which private placements for restricted shares were completed at $1.00 or less; and (ii) the market for freely tradable shares was thinly traded at the time.  In addition, since the shares underlying the stock options were restricted shares, then in accordance with FASB ASC718-10-30-19, the stock options are to be measured at its fair value, which would be the same amount for which a similarly restricted share would be issued to third parties.  Therefore, based upon the closing of the last private placement for restricted shares prior to the grant of the stock options, which was $1.00 per share, management determined that the value for the stock options granted should have been $1.00 instead of $2.22, which is the reason for management restating the Company’s financial statements for Q1, Q2 and Q3.

Lunny MacInnes, trade name of Lunny MacInnes Dawson Shannon Law Corporation
An Association of Law Corporations
PO BOX 12077, Suite 2550, 555 West Hastings Street, Vancouver, BC  V6B 4N5
Telephone: (604) 684-2550, Fax: (604) 684-0916
www.lunnymacinnes.com

Securities and Exchange Commission
January 13, 2011

2.
The Staff comment has been noted and we advise that the Company intends to file an amended form 10-Q for each of the periods ended October 31, 2009, January 31, 2010 and April 30, 2010, containing the restated unaudited consolidated interim financial statements by January 31, 2011.

3.
The Staff comment has been noted and we confirm that the Company will describe the effect of such restatement on the Company’s officers’ conclusions regarding the effectiveness of its disclosure controls and procedures.

We trust that each of the foregoing are clear and satisfy the comments of the Staff in the SEC letter.  However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

Yours very truly,

LUNNY MACINNES DAWSON SHANNON
LAW CORPORATION
Per:

  /s/ Mike Shannon
MICHAEL T. SHANNON